MWI VETERINARY SUPPLY, INC.

651 S. Stratford Drive

Suite 100

Meridian, Idaho 83642

Telephone:	(800) 824-3703
Facsimile:	(208) 955-8904

July 29, 2005

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	MWI Veterinary Supply, Inc.
Registration Statement on Form S-1
Registration No. 333-124264

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:00 p.m. on August 2, 2005, or as soon thereafter as practicable.

Very truly yours,

MWI VETERINARY SUPPLY, INC.

/s/ Mary Patricia B. Thompson
Mary Patricia B. Thompson
Vice President, Secretary and Chief Financial Officer